[redacted]

PE 10/31/2014

14008711

UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC
DEC 11 2014
Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2014

Gene D. Levoff
Apple Inc.
glevoff@apple.com

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 12-11-14

Re: Apple Inc.
Incoming letter dated October 31, 2014

Dear Mr. Levoff:

This is in response to your letter dated October 31, 2014 concerning the shareholder proposal submitted to Apple by Jing Zhao. We also have received a letter from the proponent dated November 3, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Jing Zhao
zhao.cpri@gmail.com

December 11, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Apple Inc.
Incoming letter dated October 31, 2014

The proposal recommends that the company establish a public policy committee to assist the board of directors in overseeing the company's policies and practices that relate to matters specified in the proposal.

There appears to be some basis for your view that Apple may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Apple's policies, practices and procedures compare favorably with the guidelines of the proposal and that Apple has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Apple omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Apple relies.

Sincerely,

Luna Bloom
Attorney-Advisor

**DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 3, 2014

Via email to: shareholderproposals@sec.gov
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549-2736

<u>Re: Shareholder Proposal of Jing Zhao for Inclusion in Apple 2015 Proxy Statement</u>

Ladies and Gentlemen:

It is a surprise that rather than communicating with its shareholders on important corporate policy issues, Apple Inc. wasted the company's resource to hire an outside law firm against its shareholder. This is another indication that Apple needs improve its public policy.

There is no need to use common sense to rebut the impermissibly irrelevant cases and misleading statements in the October 31, 2014 letter to the SEC prepared by Hogan Lovells US LLP. However, to prevent the company's Board from repeating the same misleading statements from the letter in their predictable Opposition Statement against my proposal in the proxy material, I would like to point out some basic facts here.

1. Every proposal deals with matters relating to the company's business operation more or less, but this is not the reason to exclude a proposal. Otherwise, every company can use this excuse to exclude any proposal. My proposal does not seek to "micro-manage" the company on a day-to-day basis, because it focuses on social policy issues.

2. The letter failed to show that the company has substantially implemented my proposal. In fact, the company's failures on these social policy issues have been widely known. For example, here is one independent research of the company's conducts: Jenny Chan, Ngai Pun and Mark Selden, "The politics of global production: Apple, Foxconn and China's new working class," The Asia-Pacific Journal, Vol. 11, Issue 32, No. 2, August 12, 2013.[1] If Apple is

[1] http://www.japanfocus.org/-Jenny-Chan/3981

willing to improve its policy, at least it should learn from a better EICC fellow member Hewlett-Packard: HP respected shareholders' right to vote on my similar proposal in 2013 and also changed its supplier chain policy.[2]

3. My proposal does not deal with substantially the same subject matter as a previous proposal; it includes much wider social issues besides human rights. Since the much narrower proposal on human rights issue only received 5.716% vote, it is highly possible that much more shareholders will support my proposal.

I submitted my proposal very early on April 22, 2014 to give the company enough time to communicate with its shareholders, because I had a bad experience to be rejected to communicate with the company. I am citing my letter to the company on February 27, 2013 after I was denied the right to speak at the shareholders meeting last year: "It is sad that the meeting was not properly conducted by you. Mr. Sewell allowed one shareholder to speak after the first proposal was introduced but denied me the opportunity to speak after the number 6 human rights proposal was presented. This is unfair, undemocratic and a clear violation to shareholder's right."[3]

Finally, I will respect the result of my fellow shareholders after the voting of my proposal, and will continue to hold the company's shares until the company respects shareholder's right to submit a proposal to be voted at the annual shareholders meeting.

Should you have any questions, please contact me at FISMA & OMB Memorandum (phone/fax) or zhao.cpri@gmail.com.

Respectfully,

Jing Zhao

Jing Zhao, Sr. Fellow
US-Japan-China Comparative Policy Research Institute

Cc: Gene D. Levoff glevoff@apple.com, Alan L. Dye alan.dye@hoganlovells.com

[2] http://cn.nytimes.com/business/20130208/c08hewlett/en-us/

[3] http://cpri.tripod.com/cpr2013/letter_to_apple2013.pdf

Rule 14a-8(i)(7)
Rule 14a-8(i)(10)
Rule 14a-8(i)(12)

October 31, 2014

<u>VIA E-MAIL (*shareholderproposals@sec.gov*)</u>

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Apple Inc.
<u>Shareholder Proposal of Jing Zhao</u>

Dear Ladies and Gentlemen:

Apple Inc., a California corporation (the "***Company***"), hereby requests confirmation that the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), the Company omits the enclosed shareholder proposal (the "***Proposal***") and supporting statement (the "***Supporting Statement***") submitted by Jing Zhao (the "***Proponent***") from the Company's proxy materials for its 2015 Annual Meeting of Shareholders (the "***2015 Proxy Materials***").

Copies of the Proposal and the Supporting Statement, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as <u>Exhibit A</u>.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("***SLB No. 14D***"), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), a copy of this letter and its exhibits also is being sent to the Proponent. Rule 14a-8(k) and SLB No. 14D provide that a shareholder proponent is required to send the company a copy of any correspondence which the proponent elects to submit to the Commission or the staff. Accordingly, we hereby inform the Proponent that, if the Proponent elects to submit additional correspondence to the Commission or the staff relating to the Proposal, the Proponent should concurrently furnish a copy of that correspondence to the undersigned.

Apple
1 Infinite Loop
Cupertino, CA 95014

T 408 996-1010
F 408 996-0275
www.apple.com

Pursuant to the guidance provided in Section F of Staff Legal Bulletin 14F (Oct. 18, 2011), we ask that the staff provide its response to this request to the undersigned via e-mail at glevoff@apple.com.

The Company intends to file its definitive 2015 Proxy Materials with the Commission more than 80 days after the date of this letter.

THE PROPOSAL

On April 22, 2014, the Company received an e-mail from Jing Zhao attaching a letter of the same date from the Proponent containing the Proposal for inclusion in the Company's 2015 Proxy Materials. The Proposal reads as follows:

> RESOLVED,
>
> Shareholders recommend that Apple Inc. (the Company) establish a Public Policy Committee to assist the Board of Directors in overseeing the Company's policies and practice that relate to public issues including human rights, corporate social responsibility, supplier chain management, charitable giving, political activities and expenditures, government regulations, international relations, and others that may affect the Company's operations, performance, reputation, and shareholders' value.

BASIS FOR EXCLUSION OF THE PROPOSAL

As discussed more fully below, the Company believes that it may omit the Proposal from its 2015 Proxy Materials in reliance on:

- Rule 14a-8(i)(7), because the Proposal relates to the Company's ordinary business operations;
- Rule 14a-8(i)(10), because the Company has substantially implemented the Proposal; and
- Rule 14a-8(i)(12), because the Proposal deals with substantially the same subject matter as proposals submitted twice within the preceding five calendar years, and the most recently submitted of the proposals did not receive the support necessary for resubmission.

Rule 14a-8(i)(7) - The Proposal Deals with Matters Relating to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the Commission, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholder meeting." *Exchange Act Release No. 40018, Amendments to Rules on Shareholder Proposals,* [1998 Transfer Binder] *Fed. Sec. L. Rep. (CCH) ¶ 86,018, at 80,539* (May 21, 1998) (the "***1998 Release***").

In the 1998 Release, the Commission described two "central considerations" for the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* at 86,017-18 (footnote omitted).

The Proposal requests that the Company "establish a Public Policy Committee" that would "oversee the Company's policies and practice" relating to "public issues including human rights, corporate social responsibility, supplier chain management, charitable giving, political activities and expenditures, government regulations, international relations, and others . . . ." The Commission has long held that proposals are evaluated based on the underlying subject matter of the proposal when applying Rule 14a-8(i)(7). If the subject matter of the proposal includes matters that relate to ordinary business, the proposal is excludable. *See* Exchange Release No. 20091 (Aug. 16, 1983). In this regard, the items listed in the Proposal include a number of ordinary business matters, such as the general conduct of a legal compliance program and adherence to ethical business practices and policies. Because these items are the focus of the Proposal and are fundamental to management's ability to run the Company on a day-to-day basis, the Proposal is excludable from the 2015 Proxy Materials in reliance on Rule 14a-8(i)(7).

A. The Listed Items Include Matters Relating to the Company's Adherence to Ethical Business Practices and Policies, Which Are Addressed in the Company's Supplier Code of Conduct and the Business Code

The Proposal is excludable because the committee sought by the Proposal must address, as part of its duties, the Company's efforts regarding "human rights, corporate social responsibility, [and] supplier chain management" as well as "charitable giving [and] political activities and expenditures." These references clearly relate to the Company's ethical business practices and policies, and the staff has consistently allowed exclusion of similar proposals as relating to ordinary business operations.

In *McDonald's Corporation* (Mar. 19, 1990), a proposal requested that a committee be appointed to adopt and implement a "code of business conduct" to establish policies and "ethical" guidelines to address the conduct of the company's management and employees as well as the company's relationship with its customers, franchisees, shareholders and other constituencies. The staff agreed that the proposal could be excluded pursuant to Rule 14a-8(i)(7) since "the proposal appears to be directed at the content and the implementation of standards on such matters as the conduct of the company's management, the company's employee/employer relations, the company's customer and business policies and the company's relationship with its shareholders." The staff also stated that such matters "involve decisions dealing with the [c]ompany's business operations as illustrated by the [c]ompany's existing policies with respect to the conduct of directors and officers, employment policies on affirmative action and equal employment opportunity and various other organizational policies departments, and committees."

Similarly, in *NYNEX Corporation* (Feb. 1, 1989), the staff allowed exclusion of a proposal requesting the appointment of a special committee of the board to oversee expansion of the existing code of corporate conduct to include matters of public policy such as protection of the public and employees against environmental hazards, compliance with safety and health legislation, and service to needy senior citizens. The staff agreed that the proposal "appears to deal with matters relating to the ordinary course of business (i.e., the particular topics to be addressed in the Company's Code of Conduct)." *See also AES Corp.* (Jan. 9, 2007) (allowing exclusion of a proposal that the company create a board committee to oversee the company's compliance with applicable laws, rules and regulations and the company's Code of Business Conduct and Ethics as relating to "ordinary business operations (i.e., general conduct of a legal compliance program)"); *USX Corporation* (Dec. 28, 1995) (proposal seeking implementation of a Code of Ethics to establish a "pattern of fair play" in the dealings between the company and retired employees was excludable as relating to "the terms of a corporate Code of Ethics"); and *Barnett Banks, Inc.* (December 18, 1995) (allowing exclusion of a proposal as relating to "the preparation and publication of a Code of Ethics"). In addition, see *Intel Corporation* (Mar. 18, 1999) (allowing exclusion of a proposal requesting that the board implement an "Employee Bill of Rights" as relating to the company's ordinary business operations (i.e., management of the workforce)).

The Company's commitment to ethical business practices and policies regarding its suppliers is reflected in, and substantially implemented through, the Company's Supplier Code of Conduct (the "***Supplier Code of Conduct***").[1] The Supplier Code of Conduct is based on

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[1] The Supplier Code of Conduct is available at http://images.apple.com/supplier-responsibility/pdf/Apple_Supplier_Code_of_Conduct.pdf.

widely recognized international human rights principles as defined by the United Nations and the International Labor Organization. Additionally, the Company has a code of ethics, "Business Conduct: The way we do business worldwide" (the "***Business Code***"), which applies to all of the Company's employees worldwide.[2] Under the Business Code, all employees of the Company are required to conduct business ethically and comply with all laws and regulations anywhere the Company does business. The Supplier Code of Conduct covers matters such as labor and human rights, health and safety, environmental protection, ethics, and management practices. The underlying subject matter of the Proposal addresses certain of the standards set forth in the Supplier Code of Conduct, which involve the Company's managerial control over its workforce and third-party suppliers. Additionally, the underlying subject matter of the Proposal addresses certain of the standards set forth in the Business Code, such as charitable giving, political activities and expenditures and governmental regulations.

Accordingly, much of the Proposal relates to the Company's general adherence to ethical business practices and policies, and therefore relates to the Company's ordinary business operations.

B. The Proposal Relates to the Conduct of a Legal Compliance Program

The Proposal also is excludable as relating the Company's ordinary business operations because both the Proposal and the Supporting Statement focus on how the Company manages its legal compliance. The Proposal's resolved clause requests the creation of a committee to "oversee" the Company's "policies and practices" with respect to certain listed items, including "government regulations." Additionally, the Supporting Statement states that "[t]he Company is subject to laws and regulations worldwide," and also references the Company's alleged "failures" in a number of matters , including "censorship issues in China." These references demonstrate clearly that the Proposal seeks greater oversight of the Company's legal compliance.

The staff has consistently deemed proposals relating to a company's legal compliance program to infringe on management's core function of overseeing business practice. In *JPMorgan Chase & Co.* (Mar. 13, 2014), for example, the staff allowed exclusion of a proposal requesting that the board evaluate opportunities for clarifying and enhancing implementation of board members' and officers' fiduciary, moral and legal obligations to shareholders and other stakeholders. The company argued that fiduciary obligations, legal obligations, and "standards for directors' and officers' conduct and company oversight" are governed by state law, federal law, and New York Stock Exchange Listing Standards. The staff concurred with the company's omission of the proposal, noting that "[p]roposals that concern a company's legal compliance program are generally excludable under rule 14a-8(i)(7)." *See also AES Corp.* (Jan. 9, 2007); (allowing exclusion of a proposal that the company create a board committee to oversee the

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[2] The Business Code is available at
http://files.shareholder.com/downloads/AAPL/3576812466x0x443008/5f38b1e6-2f9c-4518-b691-13a29ac90501/business_conduct_policy.pdf.

company's compliance with applicable laws, rules and regulations and the company's Code of Business Conduct and Ethics as relating to "ordinary business operations (i.e., general conduct of a legal compliance program)"); *Monsanto Company* (Nov. 3, 2005) (same); *Raytheon Co.* (Mar. 25, 2013) (noting that "[p]roposals that concern a company's legal compliance program are generally excludable under rule 14a-8(i)(7)"); and *Sprint Nextel Corp.* (Mar. 16, 2010) (allowing exclusion of a proposal requesting an explanation why the company had not adopted an ethics code that would promote ethical conduct and compliance with securities laws by its chief executive officer and noting that proposals seeking "adherence to ethical business practices and the conduct of legal compliance programs are generally excludable under rule 14a-8(i)(7)").

C. The Proposal Does Not Focus On a Significant Social Policy Issue

While the Proposal touches on human rights, political activity, and charitable contributions, the Proposal's main focus is on the business issue of the general conduct of the Company's operations (including supply chain management) and adherence to ethical business practices and policies. The Proposal requests that the proposed public policy committee address all topics "that may affect the Company's operations, performance, reputation, and shareholders' value." Indeed, the Supporting Statement notes the financial risks of the Company's international business, referencing "the Company's international net sales [of] 61% of total net sales" and the size of the Company's assets in Japan, China, and Asia-Pacific. These statements make clear that the Proposal relates to the potential costs to the Company operations and supply chain and not solely or even primarily to social issues.

The staff has consistently concurred that a proposal may be excluded when it addresses ordinary business matters, even if it touches upon a significant social policy issue. In *The Western Union Co.* (Mar. 6, 2009), for example, the staff allowed exclusion of a proposal seeking an amendment to the company's by-laws to establish a board committee on public affairs. Although the proposal indicated that the committee should evaluate "public policy developments throughout the industry in which the Company operates, including but not limited to public policies relating to consumer privacy and to delivery of [the] company's services, to lower-wage and/or immigrant workers and other classes of valued customers," the staff agreed with the company's view that "the focus of the proposal is not on a specific public policy issue, but on ensuring that a mechanism exists for the company to monitor public policy developments in a way that ensures the Company can continue to deliver services to its customers." Like the proposal in *Western Union*, although the Proposal may reference social issues, the focus of the Proposal is on the general conduct of its business and adherence to ethical business practices and policies.

In other contexts as well, the staff has permitted exclusion of proposals that touch on a significant policy issue but focus on ordinary business matters. For instance, in *General Electric Co.* (Feb. 10, 2000), the staff permitted exclusion of a proposal requesting that the company (i) discontinue an accounting technique, (ii) not use funds from the GE Pension Trust to determine executive compensation, and (iii) use funds from the trust as intended. The staff noted that, while the Proposal touched on the social policy issue of executive compensation, the entire proposal was excludable under Rule 14a-8(i)(7) because "a portion of the proposal relate[d] to ordinary business matters (i.e., the choice of accounting methods)." In addition, in *Wal-Mart Stores, Inc.* (Mar. 15, 1999), the staff concurred in the exclusion of a proposal requesting that the board of directors report on Wal-Mart's actions to ensure it did not purchase products from suppliers who manufacture items using forced labor, convict labor, child labor or who fail to comply with laws protecting employees' rights and describing other matters to be included in the report because "paragraph 3 of the description of matters to be included in the report relates to ordinary business operations." *See also Peregrine Pharmaceuticals Inc.* (Jul. 31, 2007) (permitting exclusion of a proposal recommending that the board appoint a committee to evaluate the strategic direction of the company and the performance of the management team, noting "the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions.").

Similarly, a proposal and supporting statement are excludable if their overall focus (as opposed to the scope of the resolution) is not on a significant policy issue or other matter that is outside of ordinary business. For example, in *Dominion Resources, Inc.* (Feb. 3, 2011), the proposal requested that the company initiate a program to provide financing to home and small business owners for installation of rooftop solar or wind power renewable generation, noting that such a program would help Dominion achieve the important goal of "stewardship of the environment." The staff concurred in the exclusion of the proposal, even though the proposal touched upon environmental topics, noting that the proposal related to "the products and services offered for sale by the company."

As discussed above, the Proposal addresses numerous ordinary business matters. Accordingly, it is the Company's view that it may omit the Proposal form its 2015 Proxy Materials in reliance on Rule 14a-8(i)(7).

Rule 14a-8(i)(10) – The Company Has Substantially Implemented the Proposal

Rule 14a-8(i)(10) permits a company to exclude a proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the exclusion is "designed to avoid the possibility of stockholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (Jul. 7, 1976).

For a matter presented by a proposal to have been acted upon favorably by management, it is not necessary that the proposal have been implemented in full or precisely as presented. *See* Exchange Act Release No. 20091 (Aug. 16, 1983). Instead, the staff has said, substantial implementation depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Exelon Corp.* (Feb. 26, 2010); *Anheuser-Busch Cos., Inc.* (Jan. 17, 2007); *ConAgra Foods, Inc.* (Jul. 3, 2006); *Johnson & Johnson* (Feb. 17, 2006); *Talbots Inc.* (Apr. 5, 2002); *Masco Corp.* (Mar. 29, 1999).

The Proponent justifies the need for the Proposal by stating that the Company "only has three standing board committees: Nominating [and Corporate Governance] Committee, Compensation Committee and the Audit and Finance Committee, without a committee to legitimately and ethically deal with the increasingly complicated public issues, especially international affairs." The Company, however, has existing robust systems and controls designed to oversee the matters listed in the Proposal, especially international affairs, as part of the Company's ordinary business operations.

As described in the Company's proxy materials for its 2014 Annual Meeting of Shareholders, the Audit and Finance Committee has the primary responsibility for overseeing the Company's enterprise risk management. In fulfilling its oversight responsibilities with regard to risks inherent in the Company's business, including the identification, assessment, management, and monitoring of those risks, and risk management decisions, practices and activities of the Company, the Audit and Finance Committee is assisted by a Risk Oversight Committee consisting of key members of management, including the Company's Chief Financial Officer and General Counsel. The Risk Oversight Committee reports regularly to the Audit Committee, and the Audit and Finance Committee makes periodic reports to the Board.

In according with this responsibility, the Audit and Finance Committee monitors the Company's major financial, operational, legal and regulatory, and reputational exposures, and reviews the steps management has taken to monitor and control these exposures. While the Audit and Finance Committee has primary responsibility for overseeing enterprise risk management, each of the other Board committees also consider risks within its area of responsibility. Further, while the Board and its committees oversee risk management strategy, management is responsible for implementing and supervising day-to-day risk management processes.

In addition, the Company has robust policies and procedures for dealing with its international operations, which is one of the Proposal's areas of focus. In the Company's annual report on Form 10-K for the fiscal year ended 2014, the Company disclosed that its international net sales accounted for 62% of the Company's total net sales during 2014. The Company also disclosed a risk factor relating to its international operations (i.e., "The Company's business is subject to the risks of international operations") and disclosed within the risk factor that the Company has "implemented policies and procedures designed to ensure compliance with applicable laws and regulations."

The Company also has in place the Business Code. The Business Code applies to all employees of the Company as well as the Company's operations worldwide. The Business Code provides that "Apple conducts business ethically, honestly, and in full compliance with all laws and regulations. This applies to every business decision in every area of the company worldwide." The Business Code, the implementation of which is overseen by the Board, already addresses many of the items listed in the Proposal, including "charitable giving," "political activities and expenditures" and "governmental regulations." The Company also has a "Political Contributions and Expenditures Policy," which specifically addresses the subject of political contributions.[3] In addition, the Supplier Code of Conduct, implementation of which is overseen by the Board, addresses many of the items listed in the Proposal, including human rights, corporate social responsibility and supply chain management.

Accordingly, the underlying concerns and essential objective of the Proposal, which is to require the Board to oversee policies and practices to mitigate certain risks and oversee certain matters, have already been addressed by the Company.

Rule 14a-8(i)(12) - The Proposal Relates to Substantially the Same Subject Matter as Two Shareholder Proposals that Were Included in the Company's Proxy Materials in the Last Five Years, and the Most Recently Submitted of Those Proposals Did Not Receive the Support Necessary for Resubmission

Rule 14a-8(i)(12) allows a company to omit a shareholder proposal from its proxy materials if it deals with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" and the most recent proposal received "[l]ess than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years." This Proposal is substantially similar to proposals included in the 2014 proxy materials and the Company's 2013 proxy materials and both received less than 6% of the vote, so the Proposal may be excluded under Rule 14a-8(i)(12).

A. Overview of Rule 14a-8(i)(12)

The Commission has indicated that the condition in Rule 14a-8(i)(12) that the shareholder proposals deal with "substantially the same subject matter" does not mean the previous proposal(s) and the current proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended this rule in 1983 to permit exclusion of a proposal that "deals with substantially the same subject matter." The Commission explained the reason and meaning of the revision in the Exchange Act Release No. 20091 (Aug. 16, 1983), stating:

[3] The Political Contributions and Expenditures Policy is available at http://files.shareholder.com/downloads/AAPL/3576812466x0x443015/c2a573cf-0b0f-4bcd-a836-79aa4c5092e0/contributions_expenditures_policy.pdf.

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

Accordingly, the staff has consistently taken the position that Rule 14a-8(i)(12) does not require that the shareholder proposals or their subject matters be identical in order for a company to exclude the later-submitted proposal. Instead, when considering whether the proposals deal with substantially the same subject matter, the staff has focused on the "substantive concerns" raised by the proposals, rather than on the specific language or corporate action proposed to be taken.

The staff has applied the "substantive concerns" standard rather than the specific language or action standard for proposals that pertain to human rights issues and other social issues. In *Exxon Mobil Corp.* (Mar. 23, 2012), for example, the staff concurred with the exclusion of a shareholder proposal requesting that the board create a comprehensive policy on the company's respect for and commitment to the human right to water. An earlier proposal requested a report on environmental impacts of the company's emissions and environmental impact on land, water and soil in all of the communities in which the company operated. The staff concurred that the subject matter of both proposals—the human right to water policy and the environmental impact report—was substantially the same and that the subsequent proposal was therefore excludable. Similarly, the staff has applied the "substantive concerns" standard to proposals dealing with a variety of social and policy issues. In *General Electric Co.* (Jan. 19, 2012), the staff concurred that a proposal that would require the board to prepare "a report disclosing the business risk related to developments in the scientific, political, legislative and regulatory landscape regarding climate change" was substantially similar to a proposal that would require the board to create a "global warming report." The difference in language did not prevent the staff from allowing the company to exclude the proposal.

Further, the staff has concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying social or policy issues with a prior proposal, even if the proposals request that the company take different actions. *See Bank of America Corp.* (Feb. 25, 2005) (the "***Bank of America Proposal***") (concurring that a proposal requesting that the company list all of its political and charitable contributions on its website was excludable as dealing with substantially the same subject matter as a prior proposal requesting that the company cease making charitable contributions); *Saks Inc.*(Mar. 1, 2004) (concurring that a proposal requesting that the board of directors implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process that assesses adherence to these standards and annually report on adherence to the code was excludable as dealing with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism). *See also Medtronic, Inc.* (Jun. 2, 2005) (featuring a proposal that was virtually identical to that in *Bank of America*); and *Bristol-Myers Squibb Co.* (Feb. 11, 2004) (concurring that a proposal was excludable under Rule 14a-8(i)(12), even though one proposal called for "a policy of price restraint on pharmaceutical products" in order to "keep drug prices at reasonable levels," and the other called for a report on "how our company will respond to rising regulatory, legislative and public pressure to increase access to and affordability of needed prescription drugs").

B. The Proposal Deals with Substantially the Same Subject Matter as a Previous Proposal Included in the Company's Proxy Materials Twice in the Last Five Years

The substance of the Proposal raises the same substantive concerns and relates to "substantially the same subject matter" as a proposal submitted to the Company's shareholders twice in the last five years. In its 2013 proxy materials and again in its 2014 proxy materials, the Company included the following shareholder proposal (the "***Previous Proposal***") requesting that the Board amend the Company's bylaws to insert a new Section 4.2 creating a Board Committee on Human Rights:

> There is established a Board Committee on Human Rights, to review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide, including assessing the impacts of company operations and supply chains on resources and public welfare in host communities.
>
> The Board of Directors is authorized, by resolution, in its discretion and consistent with these By-Laws, the Articles of Incorporation and applicable law to: (1) select the members of the Board Committee on Human Rights, (2) provide said committee with funds for operating expenses, (3) adopt a charter to govern said Committee's operations, (4) empower said Committee to solicit public input and to issue periodic reports to shareholders and the public, at reasonable expense and excluding confidential information, including but not limited to an annual report on the findings of the Board Committee, and (5) any other measures within the Board's discretion consistent with business and affairs of the Company. The Board Committee on Human Rights shall not incur any costs to the Company except as authorized by the Board of Directors.

As noted above, under Rule 14a-8(i)(12), a company may exclude a shareholder proposal from its proxy materials if it "deals with substantially the same subject matter" as other proposals that the company "previously included in [its] proxy materials within the preceding 5 calendar years." The Proposal and the Previous Proposal request the same corporate action (i.e., creation of a board committee) and deal with the same subject matter (i.e., human rights and how the Company manages human rights concerns within its supply chain). The resolved clause in the Previous Proposal requests that a board committee be appointed to review the company's policies with respect to human rights, both nationally and internationally. Further, the underlying subject matter of both the Proposal and the Previous Proposal address how the Company manages human rights issues in its supply chain.

Although the committee sought under the Proposal would oversee topics in addition to human rights issues, the staff has on many occasions granted relief under Rule 14a-8(i)(12) when the proposal at issue differs in scope from the prior proposals, including when the proposal was broader in scope and subsumed prior proposals. For example, the Bank of America Proposal provided that the company should disclose all political and charitable contributions. The earlier proposal requested that the company refrain from making direct charitable contributions. Therefore, the subsequent proposal expanded the scope of the prior proposal from just charitable contributions to charitable and political contributions.

Like the Bank of America Proposal, the Proposal seeks more expansive action than was sought by the Previous Proposal. Nevertheless, the two proposals address substantially the same subject matter. Despite the differences in the language of the resolved clauses and supporting statements of the Proposal and the Previous Proposal, both proposals deal extensively with the subject matter of human rights and how the Company manages human rights concerns in its supply chain. Accordingly, the proposals deal with substantially the same subject matter for purposes of Rule 14a-8(i)(12).

C. The Most Recently Submitted of the Previous Proposals Did Not Receive the Support Necessary for Resubmission

As disclosed in the Company's Form 8-K filed on March 5, 2014, the Previous Proposal received only 5.716% of the vote at the Company's 2014 annual meeting of shareholders. For purposes of this calculation, only votes for and against count, meaning that abstentions and broker non-votes are not included in either the numerator or the denominator. As disclosed in the Form 8-K, the Previous Proposal received 26,367,755 "for" votes and 434,915,320 "against" votes. Because the Previous Proposal was submitted to shareholders twice in the last five years and received less than 6% of the vote when submitted the second time, the Proposal is excludable under Rule 14a-8(i)(12).

CONCLUSION

For the reasons discussed above, the Company believes that it may omit the Proposal and Supporting Statement from its 2015 Proxy Materials in reliance on Rules 14a-8(i)(7), (10) and (12). As such, we respectfully request that the staff concur with the Company's view and confirm that it will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2015 Proxy Materials.

If you have any questions or need additional information, please feel free to contact me at (408) 974-6931 or by e-mail at glevoff@apple.com.

Sincerely,

Gene D. Levoff
Associate General Counsel,
Corporate Law

Attachments

cc: Jing Zhao

Exhibit A

Copy of the Proposal and Related Correspondence

Shareholders Proposal

From:	JING ZHAO zhao.cpri@gmail.com
To:	shareholdersproposal@apple.com
Date:	4/22/2014 5:28 PM
Subject:	Shareholder Proposal on Public Policy Committee

Dear Secretary:

Enclosed please find my shareholder proposal for inclusion in our proxy materials for the 2015 annual meeting of shareholders and Scottrade letter of my shares ownership. I will continuously hold these shares until the 2015 annual meeting of shareholders.

Should you have any questions, please contact me at FISMA & OMB Memorandum (phone/fax) or zhao.cpri@gmail.com.

Yours truly,

Jing Zhao

Enclosure: Shareholder proposal
Scottrade letter of Jing Zhao's shares ownership

ps. The same contents have also been mailed to you today.

FISMA & OMB Memorandum M-07-16

April 22, 2014

Secretary

Apple Inc.

1 Infinite Loop, MS: 301-4GC

Cupertino, California 95014

shareholderproposal@apple.com

Re: Shareholder Proposal on Public Policy Committee

Dear Secretary:

Enclosed please find my shareholder proposal for inclusion in our proxy materials for the 2015 annual meeting of shareholders and Scottrade letter of my shares ownership. I will continuously hold these shares until the 2015 annual meeting of shareholders.

Should you have any questions, please contact me at ***FISMA & OMB Memorandum M-07-16*** (phone/fax) or zhao.cpri@gmail.com.

Yours truly,

Jing Zhao

Enclosure: Shareholder proposal

Scottrade letter of Jing Zhao's shares ownership

Shareholder Proposal on Establishing a Public Policy Committee

Resolved: shareholders recommend that Apple Inc. (the Company) establish a Public Policy Committee to assist the Board of Directors in overseeing the Company's policies and practice that relate to public issues including human rights, corporate social responsibility, supplier chain management, charitable giving, political activities and expenditures, government regulations, international relations, and others that may affect the Company's operations, performance, reputation, and shareholders' value.

Supporting Statement

According to the Form 10-K (ending September 2013), the Company's international net sales accounted for 61% of total net sales, and "substantially all of the Company's hardware products are currently manufactured by outsourcing partners that are located primarily in Asia" (p.8); "The Company is subject to laws and regulations worldwide," "The Company's business is subject to the risks of international operations" (p.15); "The Company also could be significantly affected by other risks associated with international activities including… political instability" (p.16), especially, "The Company's business may be impacted by political events, war" (p.18). In the dynamic Asia-Pacific region the Company has $2,943 million assets in Great China (increased from $1,321 million in 2012), $2,932 million assets in Japan (increased from $1,698 million in 2012). The total assets $6,798 in Asia-Pacific million are more than the assets in Americas ($5,653 million) and more than two times assets in Europe ($3,134 million) (p.76). In addition, our Company has more long-lived assets in China ($7,403 million0 than in the U.S. ($7,399 million) (p.77).

However, the Company currently has three standing board committees: Nominating Committee, Compensation Committee, and Audit and Finance Committee, without a committee to legitimately and ethically deal with the increasingly complicated public issues, especially international affairs, affecting our business. We shareholders encountered local union protestors every year at the front of annual meeting buildings. The Company has been widely condemned for the failure in supplier chain management and censorship issues in China. The Japanese government has utilized the 1989 Tiananmen Tragedy to abandon its peace constitution (the cornerstone of Asia's peace after WWII), towards rearmament, militarization and fascism to mislead the U.S. under the U.S.-Japan Security Treaties to crash with the rising power of a nationalistic China. Although the Japanese government signed the G-7 Summit declaration in 1989 to protect Chinese students, I, as a graduate student in Osaka University organizing Chinese democratic and human rights activities in Japan, was persecuted because I refused to collaborate with the Japanese government to betray my fellow Chinese students. Please refer to Japan's second largest newspaper Asahi's interviews with me on February 10, 1990, October 20, 1992 and June 8, 2009, and my article "The Betrayal of Democracy: Tiananmen's Shadow over Japan," Historia Actual Online, 2004, Issue 4 Volume 2.

Partly to respond to my proposals, Microsoft established such a public policy committee in 2012. With much more assets and business weight outside of the U.S. than Microsoft and other big companies, it is time for our Company to establish a Public Policy Committee.

Scottrade®

MEMBER FINRA/SIPC

100 Pringle Ave Ste 130 Walnut Creek CA 94596-3580
p. 925-256-6425 • f: 925-256-0395

April 22, 2014

Jing Zhao

FISMA & OMB Memorandum M-07-16

Re: Scottrade Account ***FISMA & OMB Memorandum M-07-16***

Dear Mr. Zhao:

This letter serves as confirmation that you have continuously owned 7 shares of Apple, Inc. (AAPL) from April 17, 2013 through the present day.

If we can be of any additional assistance, please contact us at your convenience. The telephone number is 925-256-6425.

Sincerely,

Todd Rouleau
Branch Manager